SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

STAR SCIENTIFIC, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85517P 10 1

(CUSIP Number)

May 15, 2007

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85517P 10 1

1	NAMES OF REPORTING PERSONS: Tradewinds Investment Management, LP (formerly Tradewinds Financial Corporation) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 68-0329511
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6,453,334 shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 6,453,334 shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,453,334 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA; PN

Item 1(a)    Name of Issuer:

Star Scientific, Inc.

Item 1(b)    Address of Issuer’s Principal Executive Offices:

16 South Market Street, Petersburg, VA 23803

Item 2(a)    Name of Person Filing:

Tradewinds Investment Management, LP (formerly Tradewinds Financial Corporation)

Item 2(b)    Address of Principal Business Office or, if none, Residence:

Three Harbor Drive, Suite 213, Sausalito, CA 94965

Item 2(c)    Citizenship:

Delaware

Item 2(d)    Title of Class of Securities:

Common Stock

Item 2(e)    CUSIP Number:

85517P 10 1

Item 3.    If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or Dealer registered under Section 15 of the Act

(b) ☐	Bank as defined in section 3(a)(6) of the Act

(c) ☐	Insurance Company as defined in section 3(a)(19) of the Act

(d) ☐	Investment Company registered under section 8 of the Investment Company Act of 1940

(e) ☒	Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f) ☐	An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g) ☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)

(h) ☐	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j) ☐	Group, in accordance with Section 240.13d-1(b)(ii)(J)

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,453,334 shares of Common Stock.

(b)	Percent of class: 7.9%. The calculation of percentage of beneficial ownership was based on 81,487,715 shares of outstanding Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,453,334 shares.

(ii)	Shared power to vote or to direct the vote: 0 shares.

(iii)	Sole power to dispose or to direct the disposition of: 6,453,334 shares.

(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2008

TRADEWINDS INVESTMENT MANAGEMENT, LP (Formerly Tradewinds Financial Corporation)

By:	/s/ Michael G. Wu
Name:	Michael G. Wu, Attorney-in-Fact

Tradewinds Investment Management, LP

(formerly Tradewinds Financial Corporation)

Three Harbor Drive

Suite 213

Sausalito, CA 94965

POWER OF ATTORNEY

I represent Tradewinds Investment Management, LP (formerly Tradewinds Financial Corporation) (the “Company”) and hereby appoint Michael G. Wu of Pillsbury Winthrop Shaw Pittman LLP to act on behalf of the Company, its affiliates and persons directly or indirectly controlling, controlled by or under common control with the Company, for the purpose of signing and filing all documents with the U.S. Securities and Exchange Commission.

The Company has caused this Power of Attorney to be executed this 16th day of May, 2007.

Tradewinds Investment Management, LP (formerly Tradewinds Financial Corporation)

/s/ Robert W. Scannell
Robert W. Scannell